Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

FreeCast, Inc. (“we,” “us” and “our”) has one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock, par value $0.0001 per share.

The following description summarizes the material terms of our Class A common stock and is qualified in its entirety by reference to our Second Amended and Restated Articles of Incorporation, as amended (our “Articles of Incorporation”), and our Bylaws, as amended.

Authorized Capital Stock

We are authorized to issue 355,000,000 shares of capital stock, consisting of 320,000,000 shares of Class A common stock, 30,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock, each with a par value of $0.0001 per share.

Voting Rights

Except as otherwise provided in our Articles of Incorporation or by applicable law, holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote or for the consent of our shareholders, including the election of directors. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to 15 votes.

Dividend Rights

Subject to the preferential rights of any outstanding preferred stock, holders of Class A common stock and Class B common stock are entitled to share equally, on a per-share basis, in dividends and other distributions declared by our Board of Directors from legally available funds. If a dividend is paid in shares of common stock or rights to acquire common stock, holders of Class A common stock will receive shares of Class A common stock or rights to acquire Class A common stock, as applicable.

Our outstanding Series A preferred stock provides for an annual cash dividend in any fiscal year in which specified revenue thresholds are met, and no dividends may be paid on our common stock during such fiscal year until the applicable Series A preferred stock dividend has been paid or declared and set apart for payment.

Liquidation Rights

Subject to the preferential rights of any outstanding preferred stock, upon our voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, holders of Class A common stock and Class B common stock are entitled to share equally, on a per-share basis, in our assets legally available for distribution to holders of common stock.

Our Series A preferred stock has a liquidation preference of $30 per share, subject to adjustment for subdivisions or combinations, which is payable before any distribution of assets to holders of our common stock. After payment of the Series A liquidation preference, the remaining assets available for distribution are distributed pro rata among holders of our common stock.

Other Rights

Shares of our Class A common stock are fully paid and nonassessable. Holders of our Class A common stock have no redemption or sinking fund rights. Shares of Class A common stock generally are not convertible into shares of Class B common stock. Holders of our Class A common stock do not have preemptive rights.

Except with respect to voting, conversion and transfer rights, our Class A common stock and Class B common stock have the same rights and privileges, rank equally, share ratably and are identical in all respects.

Nasdaq Global Market

Our Class A common stock is listed on the Nasdaq Global Market under the symbol “CAST.”